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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 31, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BLUEWATER PRESS RELEASE

        Bluewater Finance Limited (the "Company") has exchanged, upon the terms and subject to the conditions set forth in the Exchange Offer, U.S.$75,000,000 aggregate principal amount of its 10 1/4 per cent. Senior Notes due 2012 (the "Exchange Notes"), fully and unconditionally guaranteed on a senior subordinated basis by Aurelia Energy N.V. and its subsidiaries, which Exchange Notes and senior subordinated guarantees thereof have been registered under the U.S. Securities Act 1933 (the "Securities Act), for an equal principal amount of its unregistered 10 1/4 per cent. Senior Notes due 2012 (the "Outstanding Notes"), fully and unconditionally guaranteed on a senior subordinated basis by Aurelia Energy N.V. and its subsidiaries which were originally issued on 30 April 2003. The Exchange Offer was consummated on 5 August 2003, at which time an aggregate principal amount of U.S.$75,000,000 of Exchange Notes were issued and deposited. An aggregate principal amount of U.S.$75,000,000 of Outstanding Notes were tendered in the Exchange Offer and accepted for exchange by Bluewater Finance Limited. The Exchange Notes have been accepted for settlement and clearing by the Depositary Trust Company, the Euroclear System and Clearstream Banking, société anonyme and have the following security codes: CUSIP No. 09623YAB9, ISIN No. US09623YAB92 and Common Code 014288163. The Outstanding Notes issued in reliance on Rule 144A under the Securities Act had the following security codes: CUSIP No. 09623YAC7 and ISIN No. US09623YAC75. The Outstanding Notes issued in reliance on Regulation S under the Securities Act had the following security code: CUSIP No. G119UAB6. Application has been made to list the Exchange Notes on the Luxembourg Stock Exchange.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: August 8, 2003

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BLUEWATER PRESS RELEASE
SIGNATURES